UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
Athersys, Inc.
(Name of Issuer)
Common Stock, par value US$0.001 per share
(Title of Class of Securities)
0474L106
(CUSIP Number)
HEALIOS K.K.
World Trade Center Bldg. 15F
2-4-1 Hamamatsucho
Minato-ku, Tokyo 105-6115, Japan
Attn: General Manager of Financing
and Accounting Division

Kenton King, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, CA 94301 (650) 470-4500	Kenji Taneda, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Izumi Garden Tower, 37th Floor 1-6-1, Roppongi, Minato-ku Tokyo 106-6037, Japan +81-3-3568-2626

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 13, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0474L106	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HEALIOS K.K.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,310,526
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,310,526

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,310,526
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%(1)
14.	TYPE OF REPORTING PERSON (see instructions) CO
________________________
(1)	Based on 197,699,500 shares of Common Stock outstanding as of November 5, 2020, as reported on the Issuer’s most recent filing on Form-10Q.

CUSIP No. 0474L106	13D	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tadahisa Kagimoto(2)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,310,526
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,310,526

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,310,526
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN
________________________
(2)	The reporting person may be deemed to have beneficial ownership of shares of Common Stock solely through his interest in HEALIOS K.K.
(3)	Based on 197,699,500 shares of Common Stock outstanding as of November 5, 2020, as reported on the Issuer’s most recent filing on Form-10Q.

CUSIP No. 0474L106	13D	Page 4 of 5 Pages

Explanatory Note:
This Amendment No. 5 to Schedule 13D (this “Fifth Amendment”) is filed to amend the initial Statement on Schedule 13D (the “Initial Statement”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Athersys, Inc., a Delaware Corporation (“Athersys” or the “Issuer”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 23, 2018 and as amended pursuant to Amendment No. 1 to the Initial Statement, as filed with the SEC on June 11, 2018 (the “First Amendment”), Amendment No. 2 to the Initial Statement, as filed with the SEC on July 2, 2018 (the “Second Amendment”), and Amendment No. 3 to the Initial Statement, as filed with the SEC on April 2, 2020 (the “Third Amendment”), and Amendment No. 4 to the Initial Statement, as filed with the SEC on May 15, 2020 (the “Fourth Amendment”). The Initial Statement, as amended by the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment and this Fifth Amendment, is referred to herein as the “Statement”. Unless set forth below, all previous Items are unchanged, and the Statement remains in full force and effect, except as expressly amended below. Capitalized terms used herein which are not defined herein have the meanings given to them in the Statement.
Item 4.  Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
Mr. Hardy TS Kagimoto, M.D. is the Chairman and CEO of Healios and has been serving on the board of directors of Athersys since June 2018 pursuant to the terms of the Investor Rights Agreement dated March 14, 2018.  Mr. Kagimoto believes that Athersys has a need to improve its operational execution and the board of directors of Athersys has a need to significantly improve its corporate governance and the performance of its oversight responsibilities.  Mr. Kagimoto continues to believe that Athersys’ Multistem product has significant potential to improve outcomes for patients suffering from stroke and ARDS, but he also believes that significant improvements in corporate governance and execution are necessary for Athersys to achieve its full potential.  Mr. Kagimoto has expressed his views to the Athersys board and management regarding the deficiencies in Athersys’ operational execution and corporate governance and the need for improvement.
Healios may change its intention with respect to any and all matters referred to in Item 4. Healios intends to review its investment in the Issuer on an ongoing basis and may from time to time in the future express its views to and/or meet with management, the Board, other stockholders or third parties, including, potential partners, service providers and financing sources, and/or may formulate plans or proposals regarding the Issuer, its assets or its securities. Such possible plans or proposals may include one or more plans or proposals that relate to or would result in one or more of the changes referred to herein, or any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP No. 0474L106	13D	Page 5 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 13, 2020

HEALIOS K.K.

By:	/s/ Hardy TS Kagimoto
	Name:	Hardy TS Kagimoto
	Title:	Chairman & CEO

HARDY TS KAGIMOTO

By:	/s/ Hardy TS Kagimoto